July 26, 2012

Via Edgar and Via Facsimile (202) 772-9198

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jeffrey Riedler

Re:	ULURU Inc.

Registration Statement on Form S-1
Filed February 14, 2012
File No. 333-179517

Pre-Effective Amendment No. 1 to Form S-1 Registration Statement
Filed July 25, 2012
File No. 333-179517

Dear Mr. Riedler:

Reference is hereby made to the Registration Statement on Form S-1, File No. 333-179517, filed on February 14, 2012 (the “Registration Statement”) and to the Pre-Effective Amendment No. 1 to Form S-1 Registration Statement, filed on July 25, 2012 (the “Amendment”) by ULURU Inc., a Nevada corporation (the “Company”).  The Company hereby sets forth below its response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 23, 2012 (the “Comment Letter”) and additional commentary to aid the Staff in their review of the Amendment.

For ease of reference, the comments contained in the Comment Letter are printed below in bold print, followed by the Company’s response.  We have also sent to Mr. Scot Foley via email a redline comparison of the Amendment against the initially-filed Registration Statement.

General

1.
As a smaller reporting company, you are required to include audited financial statements for your most recently completed fiscal year in any registration statement that goes effective more that forty-five (45) days after the completion of that fiscal year.  Accordingly, you should amend your registration statement to include these statements or, alternatively, you should incorporate by reference your annual report on Form 10-K for the year ended December 31, 2011 once it has been filed.

Response: In response to the Staff’s comment, the Company has filed an Amendment to include audited financial statements for the year ended December 31, 2011 and unaudited financial statements for the three months ended March 31, 2012.

Incorporation of Certain Information by Reference, page 66

2.
We note that you are attempting to incorporate by reference any filings you will make pursuant to Sections 13(a), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of your proposed offering.  Please note that such forward incorporation of documents not yet filed is not permitted under Instruction VII.B of form S-1.  Please amend your registration statement to remove this disclosure.

Response: In response to the Staff’s comment, the Company has filed an Amendment that does not incorporate by reference any filings that the Company may make pursuant to Sections 13(a), 14, or 15(d) of the Securities Exchange Act of 1934.

Furthermore, certain aspects of the equity transaction contemplated in the Registration Statement have now been modified in the Amendment.  A comparison of the aspects of the Registration Statement and the Amendment are as follows:

▪
The initial Registration Statement contemplated the registration of 2,500,000 shares of common stock to be sold by the Company with a proposed maximum aggregate offering price of $1,000,000.  The Registration Statement also included the registration of 100,000 shares of common stock for warrants issued to a placement agent, of which up to 100,000 shares of common stock were issuable upon exercise of such warrant by the placement agent.

▪
The Amendment registers the re-sale of 2,308,434 shares of common stock that are issuable to Inter-Mountain Capital Corp. (“Inter-Mountain”) pursuant to a Securities Purchase Agreement dated June 27, 2002, warrants granted to Inter-Mountain thereunder, and a related Secured Convertible Note issued by us in favor of Inter-Mountain.  The Secured Convertible Note is convertible into approximately 6,314,286 shares of ULURU Inc. common stock, and the warrants, if they all vest, are exercisable for approximately 3,142,857 shares of ULURU Inc. common stock, assuming all such shares of common stock issued at an offering price of $0.35 per share, which price is subject to adjustment.  The 2,308,434 shares being registered in the Amendment represent a portion of the total shares issuable to Inter-Mountain, calculated as 30% of our public float as of July 24, 2012.  Any shares issues pursuant to the Secured Convertible Note or the warrants in excess of the 2,308,434 shares being registered in the Amendment will be held by Inter-Mountain and only subsequently transferred pursuant to Rule 144, pursuant to an exemption from registration, or pursuant to any subsequent amendment to the Registration Statement filed by us.

The Company hereby acknowledges the following:

▪	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.

If you have any questions or would like to discuss this letter, please feel free to call Bryan Allen, Esq. of Parr Brown Gee & Loveless, PC at 801-532-7840 or the undersigned at 214-905-5145.

Sincerely,

ULURU Inc.

By:	/s/ Terrance K. Wallberg
Terrance K. Wallberg
Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Scot Foley (Securities and Exchange Commission)
Bryan Allen, Esq. (Parr Brown Gee & Loveless, PC)

4452 Beltway Drive ●   Addison, TX  75001
Phone: 214-905-5145 ● Fax: 214-905-5130 ● Web: www.uluruinc.com